Credit Suisse Prime Securities Services (USA), LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)

Statement of Financial Condition
As of the Year Ended December 31, 2020
And Report of Independent Registered Public Accounting Firm

PUBLIC DOCUMENT
In Accordance with Rule 17a-5 (e) (3)
Under the Securities Exchange Act of 1934



Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of Credit Suisse Prime Securities Services (USA), LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Credit Suisse Prime Securities Services (USA), LLC (the "Company") as of December 31, 2020, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
February 28, 2021

We have served as the Company's auditor since 2020.

CREDIT SUISSE PRIME SECURITIES SERVICES (USA), LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Statement of Financial Condition
Year ended December 31, 2020
(In thousands)

ASSETS

Cash	$	6,528
Securities borrowed from affiliate		262,156
Securities received as collateral, at fair value (all of which was encumbered)		885,697
Receivable from affiliate		1,538
Total assets	$	1,155,919

LIABILITIES AND MEMBER'S EQUITY

Securities loaned	$	149,156
Obligation to return securities received as collateral, at fair value		885,697
Payable to affiliate		41,119
Other liabilities		32
Total liabilities	$	1,076,004
Member's equity:		
Member's contributions	$	73,300
Accumulated earnings		6,615
Total member's equity		79,915
Total liabilities and member's equity	$	1,155,919

See accompanying notes to statement of financial condition.

1. **Organization and Summary of Accounting Policies**

The Company

Credit Suisse Prime Securities Services (USA), LLC (the "Company") is a wholly owned subsidiary of Credit Suisse (USA), Inc. ("CS USA") and an indirect wholly owned subsidiary of Credit Suisse Holdings (USA), Inc. ("CS Holdings"), whose ultimate parent is Credit Suisse Group AG ("CSG").

On June 5, 2009 the Company was formed and organized under the laws of the State of Delaware.

The Company is a U.S. registered non-clearing broker-dealer that is engaged in the business of borrowing securities from Credit Suisse Securities (USA), LLC ("CS Securities") and lending securities to third parties. The Company provides its services to certain CS Securities Prime Brokerage clients.

The accompanying statement of financial condition has been prepared from the separate records maintained by the Company and may not necessarily be indicative of the financial condition that would have existed if the Company had been operated as an unaffiliated entity.

Accounting Policies

Basis of financial information. The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of estimates. Management is required to make estimates and assumptions, including but not limited to, the fair value measurements of certain financial assets and liabilities. These estimates and assumptions affect the reported amounts of assets and liabilities as of the date of the statement of financial condition. While management evaluates its estimates and assumptions on an ongoing basis, actual results could differ materially from management's estimates. Market conditions may increase the risk and complexity of the judgments applied in these estimates.

Cash. Cash is a demand deposit held in a bank.

Collateralized financing. The Company enters into securities borrowed and securities loaned transactions to accommodate clients of CS Securities. Securities borrowed and securities loaned that are cash-collateralized are included in the statement of financial condition at amounts equal to the cash advanced or received. If securities received in a securities lending and borrowing transaction as collateral may be sold or repledged, they are recorded as securities received as collateral in the statement of financial condition and a corresponding obligation to return the security is recorded. Securities lending transactions against non-cash collateral in which the Company has the right to resell or repledge the collateral received are recorded at the fair value of the collateral initially received. For securities borrowing and lending transactions, the Company deposits or receives cash or securities collateral in an amount generally in excess of the market value of securities borrowed or lent. The Company monitors the fair value of securities borrowed and loaned on a daily basis with additional collateral obtained as necessary. All of the Company's securities are carried at fair value. See Note 2 for more information.

1.   **Organization and Summary of Accounting Policies (Continued)**

Receivable from (payable to) affiliates. Receivable from (payable to) affiliates is primarily comprised of intercompany charges that the Company has incurred (charged) in the ordinary course of business, including management fees, taxes and other shared expenses. Receivables from and payables to affiliates are recorded at amortized cost net of allowances for credit losses, if any.

Other liabilities.   Other liabilities primarily include accruals for professional fees and other operating expenses.

Income taxes.   The Company is included in the consolidated federal income tax return filed by CS Holdings and certain state and local income tax returns filed by CS Holdings and CS USA. CS Holdings allocates federal, state and local income taxes to its subsidiaries on a modified separate company basis, pursuant to a tax sharing arrangement. Tax benefits related to carryforwards are recorded only to the extent they could be used currently or in the future to reduce consolidated federal or state and local income tax expense. See Note 9 for more information.

The Company uses the asset and liability method in providing for income taxes, which requires that deferred income taxes be recorded and adjusted for the future tax consequences of events that have been recognized in the financial statements or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not.

The Company follows the guidance regarding the accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. The Company uses a two-step approach in recognizing and measuring its uncertain tax benefits whereby it is first determined if the tax position is more likely than not to be sustained under examination. Sustainable income tax positions are then measured to determine the amount of benefit eligible for recognition in the statement of financial condition. Each such sustainable income tax position is measured at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

STANDARDS TO BE ADOPTED IN FUTURE PERIODS

ASC TOPIC 740 - Income Taxes

In December 2019, the FASB issued ASU 2019-12, "Simplifying the Accounting for Income Taxes" ("ASU 2019-12"), an update to ASC Topic 740 – Income Taxes. The amendments in ASU 2019-12 eliminate certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the accounting for basis differences when there are changes in foreign ownership. In addition, ASU 2019-12 includes clarification and simplification of other aspects of the accounting for income taxes. The amendments are effective for annual reporting periods beginning after December 15, 2020 and for the interim periods within those annual reporting periods. ASU 2019-12 allows an election to continue to allocate the consolidated amount of current and deferred tax expense to disregarded tax entities. CS Holdings will elect to continue to allocate taxes to its disregarded entities. The adoption of ASU 2019-12 on January 1, 2021 did not have an impact on the Company's statement of financial condition, statement of income, or statement of cash flows.

2.   Fair Value of Financial Instruments

Fair Value Measurement

The majority of the Company's fair valued assets and liabilities are based on quoted prices in active markets or observable inputs.

Fair Value Hierarchy

The levels of the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is publicly available; (c) inputs other than quoted prices that are observable for the asset or liability or (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Company's own data. The Company's own data used to develop unobservable inputs are adjusted if information indicates that market participants would use different assumptions.

2.   Fair Value of Financial Instruments (Continued)

Quantitative Disclosures of Fair Values

The following is a tabular presentation of fair value of assets and liabilities for instruments measured at fair value on a recurring basis.

December 31, 2020	Level 1	Level 2	Level 3	Total at fair value
Assets		(In thousands)		
Securities received as collateral:				
Equity	$ 884,361	$ 1,336	$ —	$ 885,697
Total securities received as collateral at fair value	$ 884,361	$ 1,336	$ —	$ 885,697
Liabilities				
Obligation to return securities received as collateral:				
Equity	$ 884,361	$ 1,336	$ —	$ 885,697
Total obligation to return securities received as collateral at fair value	$ 884,361	$ 1,336	$ —	$ 885,697

2.   Fair Value of Financial Instruments (Continued)

Qualitative Disclosures of Valuation Techniques

The Company's financial instruments carried at fair value consist of securities received as collateral that are primarily traded on public stock exchanges, for which quoted prices are readily and regularly available.

Leveling of Assets and Liabilities not at Fair Value where a Fair Value is Disclosed

The following table provides the carrying value and fair value of financial instruments which are not carried at fair value in the statement of financial condition.

December 31, 2020	Carrying Value	Fair Value			
		Level 1	Level 2	Level 3	Total
Financial assets		(In thousands)			
Cash	$ 6,528	$ 6,528	$ —	$ —	$ 6,528
Securities borrowed from affiliate	262,156	—	262,156	—	262,156
Receivable from affiliate	1,538	—	1,538	—	1,538
Total financial assets	$ 270,222	$ 6,528	$ 263,694	$ —	$ 270,222
Financial liabilities					
Securities loaned	$ 149,156	$ —	$ 149,156	$ —	$ 149,156
Payable to affiliate	41,119	—	41,119	—	$ 41,119
Other liabilities	32	—	32	—	32
Total financial liabilities	$ 190,307	$ —	$ 190,307	$ —	$ 190,307

For these financial instruments, the carrying value approximates the fair value due to the relatively short period of time between their origination and expected realization, as well as the minimal credit risk inherent in these instruments.

3. Related Party Transactions

In the ordinary course of business, the Company enters into significant operating transactions with related companies.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2020:

ASSETS

	(In thousands)
Securities borrowed from affiliate	$ 262,156
Receivable from affiliate	1,533
Taxes receivable from affiliate (included within receivable from affiliate)	5
Total assets	$ 263,694

LIABILITIES

Payable to affiliates	$ 41,119
Total liabilities	$ 41,119

All of the obligations of the Company are guaranteed by CS USA.

During the year, the Company performed a cash distribution of $40 million as a return of capital to its parent, CS USA.

The Company is included in the consolidated federal income tax return and certain state and local income tax returns filed by CS Holdings and CS USA, respectively. See Note 9 for more information.

4. Assets Assigned or Pledged

As part of the Company's financing activities, the Company uses securities as collateral to support various secured financing transactions. If the counterparty does not meet its contractual obligation to return securities used as collateral, the Company may be exposed to the risk of reacquiring the securities at prevailing market prices to satisfy its obligations. The Company controls this risk by monitoring the market value of financial instruments pledged each day and by requiring collateral levels to be adjusted in the event of excess market exposure.

4. Assets Assigned or Pledged (Continued)

The following table sets forth the assets pledged by the Company and the securities received by the Company as of December 31, 2020:

	December 31, 2020
	(In thousands)
Total assets pledged or assigned as collateral by the Company all of which was encumbered	$ 885,697
Fair value of the collateral received by the Company with the right to sell or repledge	2,007,491
of which was sold or repledged	1,876,612

5. Offsetting of Financial Assets and Financial Liabilities

The disclosures set out in the tables below include securities lending and borrowing transactions that are offset in the Company's statement of financial condition; or are subject to an enforceable master netting agreement or similar agreement ("enforceable master netting agreements" or "enforceable MNA"), irrespective of whether they are offset in the Company's statement of financial condition. Similar agreements include master securities lending agreements.

Securities lending and borrowing transactions

Securities lending and borrowing transactions are generally executed under master securities lending agreements with netting terms similar to International Swaps and Derivatives Association ("ISDA") Master Agreements. In certain situations, for example in the event of default, all contracts under the agreement are terminated and are settled net in one single payment.

Transactions under such agreements are netted in the statement of financial condition if, amongst other conditions, they are executed with the same counterparty, have the same explicit settlement date specified at the inception of the transactions, are settled through the same securities transfer system and are subject to the same enforceable master netting agreement. In general, most securities lending and borrowing transactions do not meet the criterion of having the same settlement date specified at inception of the transaction, and therefore they are not eligible for netting in the statement of financial condition. However, securities lending and borrowing transactions with explicit maturity dates may be eligible for netting in the statement of financial condition.

5.   **Offsetting of Financial Assets and Financial Liabilities (Continued)**

Offsetting of securities borrowing transactions

The following table presents the gross amount of securities borrowing transactions subject to enforceable master netting agreements, the amount of offsetting, and the net amount presented in the statement of financial condition.

	Gross	Offsetting	Net
December 31, 2020	**(In thousands)**		
Securities borrowed from affiliate	$ 262,156	$ —	$ 262,156
Total subject to enforceable MNA	$ 262,156	$ —	$ 262,156

Offsetting of securities lending transactions

The following table presents the gross amount of securities lending transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities lending transactions not subject to master netting agreements and the net amount presented in the statement of financial condition.

	Gross	Offsetting	Net
December 31, 2020	**(In thousands)**		
Securities loaned	$ 149,156	$ —	$ 149,156
Obligation to return securities received as collateral	885,697	—	885,697
Total subject to enforceable MNA	$ 1,034,853	$ —	$ 1,034,853

5. Offsetting of Financial Assets and Financial Liabilities (Continued)

Amount not offset in the statement of financial condition

The following table presents the net amount presented in the statement of financial condition of financial assets and liabilities subject to enforceable master netting agreements and the gross amount of financial instruments and cash collateral not offset in the statement of financial condition. The table excludes securities lending and borrowing transactions not subject to enforceable master netting agreements where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place. Net exposure reflects risk mitigation in the form of collateral.

	Net	Financial Instruments (1)	Cash collateral received/ pledged (1)	Net exposure
December 31, 2020		(In thousands)		
Financial assets subject to enforceable MNA				
Securities borrowed from affiliate	$ 262,156	$ 262,156	$ —	$ —
Total financial assets subject to enforceable MNA	$ 262,156	$ 262,156	$ —	$ —
Financial liabilities subject to enforceable MNA				
Securities loaned	$ 149,156	$ 149,156	$ —	$ —
Obligation to return securities received as collateral, at fair value	885,697	860,939	—	24,758
Total financial liabilities subject to enforceable MNA	$1,034,853	$ 1,010,095	$ —	$ 24,758

(1) The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the statement of financial condition and therefore any over-collateralization of these positions is not included.

6. Transfers of Financial Assets

Securities lending transactions accounted for as secured borrowings

For securities lending transactions accounted for as secured borrowings, the disclosure of the collateral pledged and the associated risks to which a transferor continues to be exposed after the transfer is required. This provides an understanding of the nature and risks of collateralized financing obtained through these types of transactions.

Securities lending transactions represent collateralized financing transactions used to earn interest income, increase liquidity or facilitate trading activities. These transactions are collateralized principally by equity securities and contain on-demand terms.

In the event of the Company's default or a decline in fair value of collateral pledged, the security lending transaction provides the counterparty with the right to liquidate the collateral held or request additional collateral.

The following tables provide the gross obligation relating to securities lending transactions and obligation to return securities received as collateral by the class of collateral pledged and by remaining contractual maturity as of December 31, 2020.

Securities lending transactions and obligation to return securities received as collateral – by class of collateral pledged

	December 31, 2020
	(In thousands)
Equity securities	$ 149,156
Securities lending transactions	149,156
Equity securities	885,697
Obligation to return securities received as collateral, at fair value	885,697
Total	$ 1,034,853

Securities lending transactions and obligation to return securities received as collateral – by remaining contractual maturity

			Remaining contractual maturities		
As of December 31, 2020	On demand	Up to 30 days	30 to 90 days	than 90 days	Total
		(In thousands)			
Securities lending transactions	$ 149,156	$ —	$ —	$ —	$ 149,156
Obligation to return securities received as collateral, at fair value	885,697	—	—	—	885,697
Total	$ 1,034,853	$ —	$ —	$ —	$ 1,034,853

7. Concentrations of Credit Risk

As a U.S. registered non-clearing broker-dealer, the Company is engaged primarily in financing activities for two hedge fund clients, which are generally collateralized. Credit risk is the potential for loss resulting from the default by a counterparty of its obligations. The Company uses various means to manage its credit risk. The creditworthiness of the counterparty is analyzed at the outset of a credit relationship with the Company and is subsequently reviewed on a periodic basis. The Company sets a maximum exposure limit for the counterparty. As of December 31, 2020, the Company did not have any significant concentrations of credit risk.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral to comply with various regulatory and internal guidelines. The Company monitors required margin levels each day and requires customers to deposit additional collateral, or reduce positions, when necessary.

8. Net Capital Requirements

The Company is a registered broker-dealer and is subject to the net capital requirements of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). Under the alternative method permitted by SEC Rule 15c-3-1, the required net capital may not be less than 2% of aggregate debit balances arising from customer transactions or $250,000, whichever is greater. As of December 31, 2020, the Company's net capital of $75.3 million was in excess of the SEC's minimum requirement by $75.0 million.

The Company has no possession or control obligations under the Securities Exchange Act of 1934 ("SEA") Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because the Company has extremely limited custodial activities pursuant to Footnote 78 of SEA Release No. 70073.

9. Income Taxes

The Company is a single member limited liability company and is treated as a division of CS USA for tax purposes. The Company is included in the consolidated federal income tax return filed by CS Holdings and certain state and local income tax returns filed by CS Holdings and CS USA. CS Holdings allocates federal, state and local income taxes to its subsidiaries on a modified separate company basis, pursuant to a tax sharing arrangement. Tax benefits related to carryforwards are recorded only to the extent they could be used currently or in the future to reduce consolidated federal or state and local income tax expense.

As of December 31, 2020, the Company had no deferred tax assets or liabilities.

The net federal and state and local tax receivable as of December 31, 2020 was $5 thousand. As of December 31, 2020, the net federal and state and local tax receivable of $5 thousand is included in receivable from affiliates in the statement of financial condition.

9. Income Taxes (Continued)

The Company remains open to federal examination for the years 2010 and forward, for New York State for the tax years 2006 and forward, and New York City for the tax years 2009 and forward. The Company does not anticipate any settlements that would result in a material change to its financial statements.

Effective January 1, 2018, U.S. tax reform introduced the base erosion and anti-abuse tax ("BEAT"). The BEAT is broadly levied on U.S. tax deductions created by base erosion payments by a U.S. taxpayer, e.g., for interest and services, to its non-U.S. affiliated companies. The BEAT is payable to the extent that the tax calculation based on modified taxable income exceeds the tax based on ordinary federal taxable income with adjustments. After analysis of the final BEAT regulations issued by the U.S. Department of Treasury in December 2019, management concluded that CS Holdings was not subject to the BEAT for the 2019 and 2020 tax years. However, CS Holdings has booked a reserve for an uncertain tax position for the BEAT liability for both tax years, and CS Holdings allocated the uncertain tax liability for BEAT to its subsidiaries based on the subsidiary's relative contribution of base erosion payments to the BEAT. As such, the Company was allocated $1 for 2019 and $93 for 2020 of uncertain tax position related to the BEAT liability. In addition, U.S. tax reform introduced interest expense limitation provisions which resulted in the deferral of interest expense deductions. CS Holdings allocated the interest expense deferral to its subsidiaries based on the subsidiary's relative contribution to Holdings' excess interest expense. As of December 31, 2020, the Company did not have net interest expense and therefore, did not have any interest expense deferrals.

Prospectively, additional tax regulations of the U.S. tax reform may also impact the Company.

10. Legal Proceedings

Credit Suisse Group AG and certain of its affiliates, as well as other financial institutions, have been defending against a number civil lawsuits in the Southern District of New York ("SDNY"), certain of which are brought by class action plaintiffs alleging that the defendants conspired to keep stock-loan trading in an over-the-counter market and collectively boycotted certain trading platforms that sought to the enter market, and certain of which are brought by trading platforms that sought to enter the market alleging that the defendants collectively boycotted the platforms. The SDNY denied defendants' motions to dismiss in the putative class action. In each of the lawsuits, the court entered a stipulation voluntarily dismissing Credit Suisse Group AG and other defendant holding companies, although certain Credit Suisse Group AG affiliates remain part of the ongoing action.

On August 6, 2019, in one of the civil actions filed in the SDNY by a purported successor in interest to a trading platform for stock loans that sought to enter the market, the SDNY granted defendants' motion to dismiss and entered judgment in favor of the defendants. On September 3, 2019, plaintiff filed a motion to amend the judgment to permit plaintiff to file an amended complaint or, in the alternative, to dismiss certain claims without prejudice. On September 10, 2019, the SDNY denied in part plaintiff's motion to amend the judgment but ordered additional briefing on whether certain claims should be dismissed without prejudice. On January 6, 2020, the SDNY denied plaintiff's motion to amend the judgment.

11. Subsequent Events

The Company has evaluated subsequent events from December 31, 2020 through the date of issuance of the statement of financial condition on March 1, 2021 and determined that there were no other material events or transactions that would require recognition or disclosure in the financial statements.